UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-13251
______________________________

MEDICAL ACTION INDUSTRIES INC.
 (Exact name of registrant as specified in its charter)

_________________________________

500 Expressway Drive South
Brentwood, New York 11717
(631) 231-4600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock ($0.001 par value)
 (Title of each class of securities covered by this Form)

N/A
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
_________________________________

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*On October 1, 2014, pursuant to the Agreement and Plan of Merger dated as of June 24, 2014 (“Merger Agreement”), by and among Medical Action Industries Inc. (the “Company”), Mongoose Merger Sub Inc. (“Merger Sub”) and Owens & Minor, Inc. (“O&M”), the Company completed its merger (the “Merger”) with Merger Sub, a wholly-owned subsidiary of O&M, whereby Merger Sub merged with and into the Company with the Company continuing as the surviving corporation in the Merger, and as a result of which the Company has been acquired by and become a wholly-owned subsidiary of O&M.  The Merger became effective on October 1, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934 Medical Action Industries Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 14, 2014	MEDICAL ACTION INDUSTRIES INC.

	By:	/s/ Grace R. den Hartog
	Name:	Grace R. den Hartog
	Title:	Senior Vice President, General Counsel & Secretary